NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium increases guidance to record levels, provides update on Egyptian project
June 11, 2008 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it expects to earn between $2.80 to $3.00 diluted earnings per share in the second quarter of 2008, or $4.03 to $4.23 for the first half of 2008. The significant increase from the previous guidance of $1.92 to $2.22 diluted earnings per share for the second quarter is due to very strong results from both our Retail and Wholesale operations, with Retail expected to account for half of the increase. This guidance excludes any additional impact from stock-based compensation expense or mark to market gains from our natural gas and currency hedging positions.
The guidance also excludes any contribution from our recent UAP retail acquisition. The contribution from UAP’s business is expected to be significant this quarter. For example, UAP’s EBIT for May and June of 2007 was $138-million. Given the strong results demonstrated by our base retail operations, UAP’s earnings could also be higher in 2008 pending the finalizing of purchase accounting and any other potential adjustments.
“Our excellent results are due to strong performance from both our Retail and Wholesale operations, which is particularly impressive given that the North American spring application season has been hampered by excessively cold and wet weather this year. Continued strong global crop prices have created unprecedented demand for crop inputs and we foresee an extended demand-driven cycle.” said Mike Wilson, Agrium President and CEO.
Construction at the EAgrium site has not yet resumed. Work was stopped at the site on April 21, 2008 due to permitting and other delays created by the Egyptian Government. As a result, the syndicate of international and local banks providing the project financing has requested we suspend future draws under the credit facility for construction costs and equipment purchases, and has alleged a condition of default. A Committee of the Egyptian Peoples’ Assembly is finalizing a comprehensive review of the project, including land use issues and environmental, health and safety compliance. We expect that the review will be favourable to the project given that EAgrium is constructing the project to the highest health, safety and environmental standards consistent with its other operations. However, the support of the Egyptian Government, in accordance with their commitment and obligations, will be critical to allowing resumption of all on-site and off-site construction activities in a timely manner to allow the project to continue. We have concerns these issues may not be resolved in the near term, in which event EAgrium’s shareholders would be exposed to the loss of their total equity commitment. Agrium’s current investment in the project is $165-million and Agrium’s total equity commitment to the project totals approximately $280-million. Agrium is considering all options to mitigate any potential loss arising from these issues.
The major assumptions made in preparing our first half guidance are outlined below and include, but are not limited to:
•	No unfavourable financial impact relating to the Egyptian Nitrogen facility;
•	Continuation of strong domestic and international fertilizer demand as a result of high crop prices;
•	Retail sales prices significantly above 2007 levels;

•	Continuation of tight world fertilizer markets, supporting higher prices and margins on Wholesale sales volumes that were not pre-sold in late 2007 and early 2008;
•	Weather patterns across North America and South America supporting a normal fertilizer application season;
•	Retail fertilizer sales volumes more than 10% lower than 2007’s record levels;
•	Wholesale sales volumes slightly lower than 2007 levels;
•	The Argentine urea price cap to growers of $410 per tonne will continue through the second quarter;
•	No material financial impact due to outages at Wholesale facilities in the second quarter;
•	The average NYMEX gas price for the second quarter not deviating significantly from $10.80/MMBtu;
•	The exchange rate for the Canadian dollar expressed in U.S. dollars, averaging C$1.02 to U.S.$1.00;
•	Stock-based compensation expense reflecting Agrium’s stock price at the close of business on April 30, 2008 (U.S.$79.00) and a $1 change in stock price equates to a $0.01 change in earnings per share;
•	The exclusion from the guidance range of mark-to-market gains or losses on non-qualifying commodity hedge positions settling in future periods;
•	The exclusion of UAP earnings from the guidance range;
•	An effective tax rate for the second quarter of 32 percent.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, crop prices, the future supply, demand and price level for our major products, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium’s facilities, the exchange and tax rates for U.S., Canada, and Argentina, the rate of inflation in Western Canada in particular and in other regions in which we operate facilities, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls on fertilizers and the availability of subsidies or changes in their amounts, the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, including the completion and timely integration of the UAP acquisition, as well as risks related to the Egyptian facility such as changes in development plans, capital construction costs, construction progress, and potential delays or cessation of the facility and related infrastructure, availability of equipment and labor, performance of other parties, political risks, including civil unrest, conflict or actions by armed groups, general economic, market and business conditions, Egyptian governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, non-compliance with international treaties, changes in environmental, tax and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com